Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

VIA EDGAR

February 27, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re: Ispire Technology Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 16, 2023

File No. 333-269470

Ladies and Gentlemen:

Ispire Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 24, 2023, regarding the Amendment No. 1 to Registration Statement on Form S-1, File No. 333-269470 (the “Registration Statement”) filed with the Commission February 16, 2023

For the Staff’s convenience, we have repeated below the Staff’s comments, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed February 16, 2023

Capitalization, page 34

1.	We note the two payments made after December 31, 2022 to Tuanfang Liu ($3.4 million) and Eigate ($40.5 million). Please revise your pro forma as adjusted presentation of your Capitalization to reflect these payments. Please make similar adjustments to your Dilution table.

Response: As discussed with the Stephany Yang on February 24, 2023, no change to the Capitalization table or the Dilution table is required.

Description of Capital Stock

Forum Selection, page 77

2.	We note you have revised Section 7.06(b) of your by-laws to remove the reference to the Securities Act of 1933. Accordingly, please further revise this section and the related risk factor to disclose whether your forum selection provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response: The by-laws are amended to expressly provide that the exclusive forum provisions of Section 7.06 do not apply to actions arising under the Securities Act. Accordingly, the language as to the uncertainty of court enforcement is not applicable.

Exhibits

3.	Please revise the penultimate footnote to the exhibit index to clearly indicate whether you are relying on Item 601(a)(5) or Item 601(b)(10)(iv) of Regulation S-K, and conform the legend on the first page of the footnoted exhibits as appropriate. To the extent you intend to rely on Item 601(b)(10)(iv) to redact specific provisions or terms of exhibits, please also include brackets indicating where these specific provisions or terms are omitted.

Response: Both Item 601(a)(5) and Item 601(b)(10)(iv) apply to the redaction of these two exhibits.

With respect to Item 601(a)(5), the only redacted material is the exhibits. The legend on the first page of the exhibit states “Redactions of Exhibits A and B reflect information that is both not material and the type of information that the registrant treats as private or confidential, and would likely cause competitive harm if publicly disclosed.” Since the only redacted information is in the exhibits, the redaction is covered by Item 601(a)(5).

With respect to Item 601(b)(10)(iv), the only redacted information is the substance of the exhibits – the Specifications and the Product Warranty. The legend on Page 1 of each of these exhibits clearly states the required information. On each of the Exhibits, the bracketed language says [Information Redacted], so it is clear what is being redacted. There is no redacted information in the body of either of the agreements.

4.	We note that there are a number of exhibits that have not yet been filed. Please file your exhibits with your amended filing. Please note that we will need sufficient time to review your exhibits.

Response: All remaining exhibits, including the amended by-laws, are being filed with the amendment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (732) 939-9981 or Asher S. Levitsky, P.C. at alevitsky@egllp.com, telephone (917) 930-0991.

Sincerely,

/s/ Tuanfang Liu
Tuanfang Liu, Chief Executive Officer

cc:	Richard I. Anslow, Esq. Asher S. Levitsky PC